UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11 – K

ANNUAL REPORT OF EMPLOYEE STOCK PURCHASE, SAVING AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2008

Or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission file number: 0-21318

A.	Full title of the plan and the address of the plan, if different from that of the Issuer named below.

O’Reilly Automotive, Inc.

Profit Sharing and Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

O’Reilly Automotive, Inc.

233 South Patterson

Springfield, Missouri 65802

REQUIRED INFORMATION

The following audited financial statements are being furnished for the O’Reilly Automotive, Inc. Profit Sharing and Savings Plan (the “Plan”):

1.	Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007.

2.	Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2008.

EXHIBITS

Exhibit No.	Description
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

O’REILLY AUTOMOTIVE, INC.
PROFIT SHARING AND SAVINGS PLAN

By:	/s/ Thomas McFall
Executive Vice President and CFO
O’Reilly Automotive, Inc.

June 18, 2009

Financial Statements and Schedule

(Modified Cash Basis)

O’Reilly Automotive, Inc.

Profit Sharing and Savings Plan

December 31, 2008 and 2007, and the year ended

December 31, 2008

with Report of Independent Registered Public Accounting Firm

O’Reilly Automotive, Inc.

Profit Sharing and Savings Plan

(Modified Cash Basis)

Financial Statements

and Schedule

December 31, 2008 and 2007, and the year ended

December 31, 2008

Report of Independent Registered Public Accounting Firm

The Plan Administrators and Participants

O’Reilly Automotive, Inc.

Profit Sharing and Savings Plan

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the O’Reilly Automotive, Inc. Profit Sharing and Savings Plan (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1, the financial statements and supplemental schedule were prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, information regarding the Plan’s net assets available for benefits (modified cash basis) as of December 31, 2008 and 2007, and the changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2008, on the basis of accounting described in Note 1.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule (modified cash basis) of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule (modified cash basis) is the responsibility of the Plan’s management. The supplemental schedule (modified cash basis) has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Kansas City, Missouri

June 18, 2009

O’Reilly Automotive, Inc.

Profit Sharing and Savings Plan

Statements of Net Assets Available for Benefits

(Modified Cash Basis)

	December 31,
	2008	2007
Assets:

Investments, at fair value (Note 3)	$134,506,958	$147,315,007
Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts in common collective trust	(18,618)	(68,226)

Net assets available for benefits	$134,488,340	$147,246,781

See accompanying notes.

O’Reilly Automotive, Inc.

Profit Sharing and Savings Plan

Statement of Changes in Net Assets Available for Benefits

(Modified Cash Basis)

Year ended December 31, 2008

Additions:
Dividend and interest income	$1,738,164
Contributions:
Rollovers from other plans	196,691
Employer	8,583,906
Employee	9,108,253

Total Contributions	17,888,850

Total additions	19,627,014

Deductions:
Distributions to participants	(10,231,794)
Administrative expenses	(693,294)
Net realized and unrealized depreciation in fair value of investments (Note 3)	(21,460,367)

Total deductions	(32,385.455)

Net decrease	(12,758,441)

Net assets available for benefits at beginning of year	147,246,781

Net assets available for benefits at end of year	$134,488,340

See accompanying notes.

O’REILLY AUTOMOTIVE, INC.

Profit Sharing and Savings Plan

(Modified Cash Basis)

Notes to Financial Statements

December 31, 2008

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies of the O’Reilly Automotive, Inc. (the “Company”) Profit Sharing and Savings Plan (the “Plan”):

Basis of Presentation

The accompanying financial statements have been prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles. Under this basis, contributions are recorded when received rather than in the period to which they relate, and expenses are recorded when paid rather than when incurred. Investments are stated at fair value.

Valuation of Investments

The value of investments in registered investment company funds and O’Reilly Automotive, Inc. common stock is based on quoted market values on the last business day of the plan year. The fair value of the Plan’s interest in the SunTrust Retirement Stable Asset Fund C Share and the Sun Trust Retirement 500 Index Fund Class C are determined based on information provided by SunTrust, trustee of the Plan, using the audited financial statements of the collective trusts at year-end. Participant loans are valued at their amortized cost, which approximates fair value.

As described in Financial Accounting Standards Board (FASB) Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“the FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value. AICPA Statement of Position 94-4-1, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans (“the SOP”), as amended, requires fully benefit-responsive investment contracts to be reported at fair value with a corresponding adjustment to reflect these investments at contract value. As required by the FSP and the SOP, fully benefit-responsive investment contacts are reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contact value.

Administrative Expenses

The Plan pays all administrative expenses.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Recent Accounting Pronouncements

During 2006 the FASB issued Statement No. 157 – Fair Value Measurements (“SFAS No. 157”). This statement defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It provides a frame-work for measuring fair value and requires additional disclosures about fair value measurements. This statement applies only to fair value measurements already required or permitted by other statements; it does not impose additional fair value measurements. This statement is effective for fair value measurements in fiscal years beginning after November 15, 2007. The Plan adopted this statement as of January 1, 2008 and the impact of adoption was not significant. Please see Note 4 to the financial statements entitled “Fair Value Measurements”.

During the first quarter of 2007, the FASB issued FASB Statement No. 159 – The Fair Value Option for Financial Assets and Financial Liabilities. This statement allows entities to choose, at specified dates, to measure certain financial instruments and firm commitments at fair value if fair value measurement was not already required by other guidance. Subsequent unrealized gains and losses due to changes to fair value would be recognized in earnings. Additionally, this statement establishes presentation and disclosure requirements to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. This statement is effective at the beginning of fiscal years beginning after November 15, 2007. The Plan adopted this statement as of January 1, 2008 and the impact of adoption did not have a material effect on the financial statements.

2.	DESCRIPTION OF THE PLAN

The following description of the Plan is provided for general information only. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

The Plan is a defined contribution pension plan providing retirement benefits to substantially all non-union employees of the Company who have attained age 21 and completed six months of employment. The Plan is sponsored by the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan allows participants to contribute up to 100% of their annual eligible compensation to the Plan up to $15,500 ($15,500 for 2007). On January 1, 2008, the Company amended the Plan to change the Company’s elective contribution to 100% of each employee’s voluntary contribution up to 2% of the employee’s eligible compensation and 25% of the next 4% of each employee’s voluntary contribution. Additionally, the Company may make voluntary contributions to the Plan annually, as determined by its Board of Directors, up to a maximum aggregate company contribution of 25% of participants’ annual eligible compensation. Participants are eligible for these voluntary contributions after at least 1,000 hours of service in a 12 consecutive month period of employment and generally must be employed on the last day of the plan year. Eligible team members hired after June 30, 2008, will be automatically enrolled in the Plan after six months of employment and 21 years of age. During the year ended December 31, 2008, the Plan received discretionary contributions from the Company amounting to approximately $4,330,000, not including matching contributions. All employer contributions are initially invested in the O’Reilly Automotive, Inc. Stock Fund. Participants may reallocate the employer contribution after the initial investment. Participants may elect to allocate their contributions to their account balances in various equity, bond or fixed income funds or the O’Reilly Automotive, Inc. Stock Fund, or a combination thereof.

Participants are immediately vested with respect to their voluntary contributions. With respect to employer contributions, participants become 20% vested after two years of service with the Company. Vesting increases in 20% increments annually to 100% after six years of consecutive service.

Each participant’s account is credited with the participant’s contribution and an allocation of the Company’s contribution and Plan earnings. Allocations of Company contributions are based on participant contributions and compensation. Allocations of Plan earnings are based on participants’ account balances. The non-vested portions of terminated participants’ account balances are forfeited and such forfeitures serve to reduce future administrative expenses and employer contributions. At December 31, 2008 and 2007, the Plan retained $93,277 and $146,759 in forfeitures, respectively.

Participating employees are entitled to borrow from the Plan the lesser of $50,000 or 50% of the employee’s vested account balance at a rate equal to one percentage point above the prime interest rate in effect, as reported in the The Wall Street Journal, on the last business day of the month prior to the date the loan is made. Loans are repaid by payroll deductions over a period no longer than 15 years.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Benefit distributions are payable in single or lump sums, as elected by the participant. At December 31, 2008, and 2007, terminated employees had approximately $434,650 and $343,580, respectively, included in net assets available for benefits, which were to be paid in 2009 and 2008, respectively.

3.	INVESTMENTS

At December 31, 2008 and 2007, the Plan’s investments are held by SunTrust, in a bank-administered trust fund. SunTrust has authority for the purchase and sale of investments based on participant discretion, subject to certain restrictions as specified in the trust agreement and ERISA.

The fair values of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2008	2007
SunTrust common collective trusts:
Retirement Stable Asset Fund Class C	$15,149,887	$—
Retirement Stable Asset Fund Class B	—	12,955,600
O’Reilly Automotive, Inc. common stock	78,042,319	76,997,072
T. Rowe Price Retirement 2020 Fund	7,678,744	11,305,074

During 2008, the Plan’s investments (including investments purchased, sold, as well as held, during the year) depreciated in fair value as follows:

Year ended December 31, 2008	Net Realized and Unrealized Depreciation in Fair Value of Investments
Common and collective trusts	$2,241,492
Registered investment company funds	16,052,480
O’Reilly Automotive, Inc common stock	3,166,395

$21,460,367

4.	FAIR VALUE MEASUREMENTS

The Plan adopted SFAS No. 157 as of January 1, 2008. SFAS No. 157 clarifies the definition of fair value, describes the method used to appropriately measure fair value in accordance with generally accepted accounting principles and expands fair value disclosure requirements. This statement applies whenever other accounting pronouncements require or permit fair value measurements.

The fair value hierarchy established under SFAS No. 157 prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement). The three levels of the fair value hierarchy defined by SFAS No. 157 are as follows:

•

Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

•

Level 2 – Pricing inputs are other than quoted prices in active markets included in level 1, which are either directly or indirectly observable as of the reporting date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace.

•

Level 3 – Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value from the perspective of a market participant.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2008.

Common and collective trusts: Valued using the net asset value provided by Suntrust. The net asset value is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

Registered investment company funds: Valued at the net asset value of shares held by the Plan at year end.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Participant Loans: Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement as of the reporting date.

The following table classifies the investment assets measured at fair value by level within the fair value hierarchy as of December 31, 2008:

	Fair Value at December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common and collective trusts	$19,809,565	$—	$19,809,565	$—
Registered investment company funds	29,908,871	29,908,871	—	—
O’Reilly Automotive, Inc. common stock	78,042,319	78,042,319	—	—
Participant loans	6,746,203	—	—	6,746,203

	$134,506,958	$107,951,190	$19,809,565	$6,746,203

The following table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008:

	Beginning Fair Value	Purchases, Sales, Issuances and Settlements Net	Ending Fair Value
Participant loans	$6,980,534	$(234,331)	$6,746,203

5.	INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated September 9, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

6.	RELATED PARTY TRANSACTIONS

Certain Plan investments are shares in common and collective trusts managed by SunTrust. SunTrust is the Trustee as described by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Certain Plan investments are shares in the common stock of O’Reilly Automotive, Inc. O’Reilly Automotive, Inc. is the Plan sponsor as described by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

7.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008, to the Form 5500:

Net assets available for benefits per the financial statements	$134,488,340
Adjustment from contract value to fair value for fully benefit- responsive investment contracts	18,618

Net assets available for benefits per the Form 5500	$134,506,958

The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements and net loss on the Form 5500 for the year ended December 31, 2008:

Net decrease in net assets available for benefits per the financial statements	$(12,758,441)
Net change in adjustment to reflect change in fair value for interest in fully benefit- responsive investment contracts	(49,608)

Net loss per the Form 5500	$(12,808,049)

9.	SUBSEQUENT EVENT

On July 11, 2008, the Company acquired CSK Automotive, Inc (“CSK”). On January 1, 2009, the Plan was amended and restated and the former team members of CSK became participants in the Plan and received credit under the Plan for their participation and vesting service as measured under the terms of the defined contribution plan previously administered by CSK. In addition, all net assets under this previously administered plan were transferred into the Plan in January 2009.

Supplemental Schedule

(Modified Cash Basis)

O’Reilly Automotive, Inc.

Profit Sharing and Savings Plan

Form 5500 Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

(Modified Cash Basis)

E.I.N. 44-0618012, Plan No. 002

December 31, 2008

Identity of Issue, Borrower, Lessor, or Similar Party	Current Value
SunTrust mutual funds*:
STI Classic Large Cap Value Equity I	$3,277,177
STI RidgeWorth Prime Quality Money Market	93,277
STI Classic Small Cap Value Equity I	1,597,162
SunTrust common and collective trusts*:
Retirement 500 Index Fund Class C	4,659,678
Retirement Stable Asset Fund Class C	15,149,887
Registered investment company mutual funds:
Federated Kaufman Fund A	2,350,879
Fidelity Advisor Equity Income T	1,687,017
Goldman Sachs Mid Value Fund – A	526,395
MFS Research Bond Fund – A	4,236,576
Royce Value Plus Service	721,060
T. Rowe Price Growth Stock Fund – Adv	2,241,153
T. Rowe Price Retirement 2010 Fund	324,950
T. Rowe Price Retirement 2020 Fund	7,678,744
T. Rowe Price Retirement 2030 Fund	1,510,311
T. Rowe Price Retirement 2040 Fund	468,248
T. Rowe Price Retirement 2050 Fund	378,623
Federated Total Return Government Bond	27,776
MFS Research International Fund—A	1,511
Templeton Growth Fund A	2,788,012
O’Reilly Automotive, Inc. common stock*	78,042,319
Participant loans (interest rates ranging from 5.0% to 10.5% maturities through 11/03/2023)*	6,746,203

$134,506,958

*	Party-in-interest to the Plan

O’Reilly Automotive, Inc.

Profit Sharing and Savings Plan

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm